Sphere 3D and UniPrint Enter into OEM Agreement

Agreement Enables Secure Virtual Printing for V3 Appliances and Glassware 2.0 Applications

Mississauga, Ontario – February 24th, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF), a virtualization technology solution provider making it possible for incompatible devices and applications to run over the cloud, today announced they have entered into an OEM agreement with UniPrint, a Division of ACCEO Solutions, Inc. (“UniPrint”),the leader in printing virtualization.

UniPrint’s award winning printing virtualization software allows simple and reliable follow-the-user printing, also known as secure pull printing. UniPrint printing virtualization allows for printing from any application (desktop, web or mobile) on any device (PC, tablet or other web-based device) to any printer (regardless of make or model, cloud-ready or not).

UniPrint enables:

  Anywhere, anytime, any device secure pull printing;
  Easy and reliable remote printing across platforms, from 140 different applications;
  Highly scalable solutions as printers and users are added;
  Printer-vendor independency;
  Simple installation and easy integration;
  Increased operational efficiency and improved employee productivity.

“UniPrint has established itself as the leading solution for secure virtual printing in the marketplace today. Considering the requirements for virtualization and enhanced security within the healthcare vertical, we thought it fitting to announce this agreement at HIMSS”said Peter Tassiopoulos, CEO of Sphere 3D, adding “This agreement allows us to further enhance the range of industry leading software we are able to make available to our channel partners and customers.”

“When Sphere 3D presented us with the opportunity to be part of their innovative virtualization solutions, along with V3 Systems and Overland Storage – we were excited to incorporate our technology into their suite of virtualization building blocks.” said Arron Fu, VP of Software Development at UniPrint. “UniPrint adds efficient printing for both remote and local operations to Sphere 3D’s unique VDI solutions which are designed to future proof legacy apps, extend the life of the PC and even mainframe apps for enterprise. We look forward to growing with Sphere 3D in the future.”

UniPrint pioneered the use of PDF-based universal printer driver technology to streamline and enhance printing in Server-based Computing (SbC) environments.

The patented and award-winning UniPrint Suite provides a comprehensive range of enhanced-printing solutions for all computing environments. Using UniPrint, millions of workers in over 70 countries enjoy efficient and seamless printing. UniPrint is proud to be able to help customers in large and small, public and private sector organizations to increase productivity and reduce costs.

UniPrint will be demonstrating its virtual printing and follow me printing solutions at the HIMSS 2014 Annual Conference in Sphere 3D and V3 System’s HIMSS booth #3791

About UniPrint

UniPrint, a division of ACCEO Solutions Inc. (www.acceo.com), is the recognized leader in printing virtualization. The newest solution in UniPrint’s patented, award-winning product line, UniPrint Infinity is the industry’s first truly secure enterprise-wide solution for any computing environment. Enabling anywhere, anytime, any device secure pull printing, UniPrint Infinity comes with a proven ROI through its statistics module, print document archiving functionality and Virtual Print Queue technology. UniPrint Infinity replaces all manufacturer printer drivers with a single PDF generator to promote faster, more efficient printing, helping organizations to improve both productivity and return on investments. For additional information on UniPrint, please visit www.uniprint.net.

UniPrint Infinity, and UniPrint Host Edition are trademarks of UniPrint. All other trademarks and registered trademarks are properties of their respective owners.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements

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